[PENN VIRGINIA CORPORATION LETTERHEAD]

June 13, 2005

Via Facsimile, U.S. Mail and Edgar

Ms. April Sifford
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

Re:	Penn Virginia Corporation Form 10-K for Fiscal Year Ended December 31, 2004 Filed on March 11, 2005 File number 1-13283

Dear Ms. Sifford:

On June 1, 2005, the Staff of the Securities and Exchange Commission (the "Staff") issued a comment letter (the "Letter") to Penn Virginia Corporation (the "Company") regarding the Company's Form 10-K for the fiscal year ended December 31, 2004.

The Staff's comments and the Company's responses thereto are as follows:

Form 10-K for the Fiscal Year Ended December 31, 2004

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

Selected Financial and Operating Data - Corporate and Other, page 39

Reserves, page 40

1.     We note you choose to disclose your reserve replacement percentage. Please expand your disclosure to include the following information:
    Explain the nature of the reserve additions, and whether or not the historical sources of reserve additions are expected to continue, and the extent to which external factors outside of managements' control impact the amount of reserve additions from that source from period to period.
    Explain the nature of and the extent to which uncertainties still exist with respect to newly discovered reserves, including, but not limited to regulatory approval, changes in oil and gas prices, and the availability of additional development capital and the installation of additional infrastructure.
    Indicate the time horizon of when the reserve additions are expected to be produced to provide investors a better understanding of when these reserve additions could ultimately be converted to cash inflows.
    Disclose how management uses this measure.
    Disclose the limitations of this measure.

Response: The Company acknowledges the Staff's comment and will remove disclosure of the Company's reserve replacement percentage from its future filings with the Commission.

Financial Statements, page 51

Note 4 - Acquisitions, page 65

Coal Royalty and Land Management, page 65

2.     We note Penn Virginia Resource Partners, L.P. acquired a natural gas gathering and processing business from Cantera Natural Gas LLC. It appears the business acquired from Cantera Natural Gas LLC is significant (as defined by Rule 1-02(w) of Regulation S-X), and a Form 8-K that includes the historical financial statements of the business acquired as well as related pro forma financial statements should have been filed. To the extent you believe you have not met any of the conditions set forth under Rule 3-05 of Regulation S-X and separate financial statements of this acquiree are not required, supplementally provide detailed significance calculations to support your position.

Response: The Company agrees with the Staff that the natural gas gathering and processing business (the "Business") acquired from Cantera Natural Gas LLC by Penn Virginia Resource Partners, L.P. ("PVR") is significant. However, as discussed with the Staff during telephone conversations following our receipt of the Letter, we considered and discussed with our outside advisors, at the time of the acquisition, whether the Company was required to file a Form 8-K. The Company determined that it was not required to file a Form 8-K. Item 2.01 of Form 8-K requires that a registrant file a Form 8-K upon the completion of an acquisition of a significant business by the registrant or a majority-owned subsidiary of the registrant. The acquisition of the Business was consummated by PVR. PVR is not a majority-owned subsidiary of the Company as defined by Regulation S-X. As of December 31, 2004, the Company owned an approximately 43% limited partner interest in PVR. As of March 31, 2005, that interest had fallen to approximately 37%. Moreover, PVR timely filed a Form 8-K with respect to the acquisition of the Business on March 9, 2005. Such Form 8-K included the historical financial statements of the Business and the related pro forma financial statements required by Regulation S-X.

In connection with this response letter, the Company acknowledges that:

    the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;
    Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company's filings; and
    the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (610) 687-8900 if you need additional information or would like to discuss any questions or comments.

Sincerely,

/s/ Nancy M. Snyder
Nancy M. Snyder
Senior Vice President and General Counsel

cc:	Frank A. Pici
Jenifer Gallagher
Yong Choi